Issuer Free Writing Prospectus dated December 16, 2010
Supplementing the Preliminary Prospectus dated December 2, 2010
Filed pursuant to Rule 433
Registration No. 333-169550
FORTEGRA FINANCIAL CORPORATION
     This free writing prospectus of Fortegra Financial Corporation relates only to the securities described in, and should be read together with, the preliminary prospectus, dated December 2, 2010 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-169550) of Fortegra Financial Corporation, as filed with the Securities and Exchange Commission on December 2, 2010 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below.
Proposed Terms of Initial Public Offering

Common stock offered by Fortegra Financial Corporation	4,265,637 shares

Common stock offered by the selling stockholders	1,734,363 shares

Total offered	6,000,000 shares

Common stock to be outstanding after this offering	20,256,739 shares (or 20,271,494 if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any).

Over-allotment option	The underwriters have an option to purchase a maximum of 900,000 additional shares of common stock from the selling stockholders to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of the prospectus.

Estimated initial public offering price	$11.00 per share

Use of proceeds	As a result of the decrease in the initial public offering price and other revised offering terms, as described herein, the “Use of Proceeds” section on page 43 of the Preliminary Prospectus has been revised as set forth below.

Capitalization	As a result of the decrease in the initial public offering price and other revised offering terms, as described herein, the “Capitalization” section on page 44 of the Preliminary Prospectus has been revised as set forth below.

Pro forma as adjusted balance sheet data	Based on an offering price of $11.00 per share and other revised offering terms, as described herein, as of September 30, 2010, cash and cash equivalents would have been approximately $18.0 million, notes payable would have been approximately $35.3 million, and total stockholders’ equity would have been approximately $119.5 million.

Dilution	As a result of the decrease in the initial public offering price and other revised offering terms, as described herein, the “Dilution” section beginning on page 47 of the Preliminary Prospectus has been revised as set forth below.

Common stock ownership	As a result of the decrease in the initial public offering price and the number of shares being offered, as described herein, the “Principal and Selling Stockholders” section beginning on page 170 of the Preliminary Prospectus has been revised as set forth below.

USE OF PROCEEDS
We estimate that the net proceeds to us from our sale of 4,265,637 shares of common stock in this offering will be approximately $39.4 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. With the net proceeds from shares that we sell in this offering and increased borrowings of approximately $7.3 million under our revolving credit facility, we intend to use $12.0 million to redeem all of our outstanding redeemable preferred stock, $20.6 million to repay in full our outstanding subordinated debentures and $14.1 million to pay the conversion amount on our Class A common stock, $14.0 million of which will be paid to affiliates of Summit Partners and $0.1 million of which will be paid to other holders of our Class A common stock, including certain of our executive officers. See “Certain Relationships and Related Person Transactions — Class A Common Stock Conversion.”
As of September 30, 2010, we had $7.4 million, $2.1 million and $1.9 million outstanding of our Series A, B and C redeemable preferred stock, respectively; and $20.0 million of our subordinated debentures outstanding. Any outstanding Series A and B redeemable preferred stock must be redeemed in full on December 31, 2034 and any outstanding Series C redeemable preferred stock must be redeemed in full on December 31, 2035. Our Series A and C redeemable preferred stock each accrue cumulative cash dividends at a rate of 8.25% per annum of the liquidation preference of $1,000 per share of such series of redeemable preferred stock. Our Series B redeemable preferred stock accrues cash dividends at a rate per annum of 4.0% plus 90 day LIBOR times the liquidation preference of $1,000 per share of Series B redeemable preferred stock. As of September 30, 2010, the dividend rate on our Series B redeemable preferred stock was 4.5% of the liquidation preference. Our subordinated debentures bear interest at a rate of 14% per annum and mature on December 13, 2013. Loans under our revolving credit agreement bear interest based upon a base rate or adjusted LIBO rate (as defined in the revolving credit agreement) plus an applicable margin. We entered into our $35.0 million revolving credit facility with SunTrust Bank on June 16, 2010, and there was $28.0 million outstanding under the facility on September 30, 2010. On November 30, 2010, CB&T, a division of Synovus Bank, entered into a joinder agreement to the revolving credit facility with a revolving commitment of $20.0 million, which increased the size of the facility to $55.0 million. As of September 30, 2010, the interest rate applicable to our revolving loans was 6.0%. The maturity date for loans under our revolving credit agreement is June 16, 2013.
A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by $4.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.
We will not receive any proceeds from the sale of shares by the selling stockholders, which include entities affiliated with members of our board of directors.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization on an actual basis as of September 30, 2010 on a pro forma basis and on a pro forma as adjusted basis to give effect to the transactions set forth below.
The pro forma column gives effect to:
•	the conversion of our outstanding Class A common stock into shares of common stock prior to the consummation of this offering and the payment of the Class A conversion amount;

•	a 5.25 for 1 stock split of our common stock prior to the consummation of this offering;

•	our issuance of (i) 15,750 shares of our common stock upon exercise of options by a selling stockholder in December 2010 and the receipt of proceeds of $24,360 therefrom and (ii) 28,435 shares of our common stock upon exercise of options by a selling stockholder in connection with this offering and the receipt of proceeds of $92,500 therefrom; and

•	our reincorporation in Delaware.
The pro forma as adjusted column gives effect to the transactions set forth above and further effect to:
•	the sale of 4,265,637 shares of our common stock in this offering by us at an assumed initial public offering price of $11.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds” and our increased borrowings under our line of credit of approximately $7.3 million.
This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of September 30, 2010
	(unaudited)
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(in thousands, except share and
	per share data)
Cash and cash equivalents	$17,843	$17,960	$17,960

Debt:
Line of credit for $35.0 million(2)	$28,013	$28,013	$35,276
Preferred trust securities	35,000	35,000	35,000
Subordinated debentures(3)	20,000	20,000	—
Series A redeemable preferred stock due 2034, Series B redeemable preferred stock due 2034 and Series C redeemable preferred stock due 2035	11,440	11,440	—

Total debt	94,453	94,453	70,276

	As of September 30, 2010
	(unaudited)
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(in thousands, except share and
	per share data)
Stockholders’ equity:
Common stock:
Class A common stock, par value $0.33 1/3 per share (3,094,169 authorized and 2,684,173 issued); par value $0.01 per share on a pro forma and pro forma as adjusted basis (3,094,169 authorized and 0 issued on a pro forma and a pro forma as adjusted basis)	895	—	—
Common stock, par value $0.33 1/3 per share (6,000,000 authorized and 321,858 issued); par value $0.01 per share on a pro forma and pro forma as adjusted basis (150,000,000 authorized on a pro forma and pro forma as adjusted basis; 15,991,102 issued on a pro forma basis; 20,256,739 issued on a pro forma as adjusted basis)(4)	107	160	203
Treasury stock (8,491 shares; 44,578 shares on a pro forma as adjusted basis)	(176)	(176)	(176)
Additional paid-in capital(5)	53,794	39,806	79,243
Accumulated other comprehensive income, net of tax (expense) of $(2,111)	3,815	3,815	3,815
Retained earnings	34,903	34,903	34,903
Non-controlling interest	1,543	1,543	1,543

Total stockholders’ equity	94,881	80,145	119,531

Total capitalization	$189,334	$174,598	$189,807

(1)	Assuming the number of shares sold by us in this offering remains the same as set forth on the cover page, a $1.00 increase (decrease) in the assumed initial public offering price would (decrease) increase total debt by $4.0 million and would increase (decrease) stockholders’ equity by $4.0 million. To the extent we raise more proceeds in this offering, we will borrow less under our line of credit. To the extent we raise less proceeds in this offering, we will borrow more under our line of credit.

(2)	On November 30, 2010, the line of credit was increased to $55.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Revolving Credit Facilities — Revolving Credit Facility.”

(3)	On June 16, 2010, we amended the maturity date for our subordinated debentures from June 20, 2012 to December 13, 2013.

(4)	The 20,256,739 shares outstanding on a pro forma and pro forma as adjusted basis include 14,097,161 shares issued upon conversion of 2,684,173 shares of Class A common stock in connection with this offering.

(5)	Additional paid-in capital on a pro forma and pro forma as adjusted basis reflects the payment of the Class A conversion amount of $14.1 million, $14.0 million of which will be paid to affiliates of Summit Partners and $0.1 million of which will be paid to other holders of our Class A common stock, including certain of our executive officers. See “Use of Proceeds” and “Certain Relationships and Related Person Transactions — Class A Common Stock Conversion.” Also reflects our receipt of approximately $116,000 in net proceeds received in connection with the exercise of options by a selling stockholder in December 2010 and in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of common stock upon the completion of this offering.

As of September 30, 2010, our net tangible book value was approximately $(17.8) million, or $(5.48) per share. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. Dilution in the net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the consummation of this offering.

After giving effect to (i) the conversion of our outstanding Class A common stock into shares of common stock prior to the consummation of this offering; (ii) a 5.25 for 1 stock split of our common stock prior to the consummation of this offering; (iii) the sale of our common stock at the initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iv) the application of the net proceeds from the offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of September 30, 2010 would have been approximately $6.9 million, or $0.31 per share.

This represents an immediate increase in pro forma net tangible book value of $5.79 per share to our existing stockholders and an immediate dilution of $10.69 per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of September 30, 2010	$(5.48)
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering	5.79

Pro forma as adjusted net tangible book value per share after this offering		0.31

Dilution per share to new investors		$10.69

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $4.0 million and increase (decrease) the dilution to new investors by $0.82 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2010, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table assumes an initial public offering price of $11.00 per share and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased(1)		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	15,786,916	78.7%	$57,179,960	54.9%	$3.62
New investors	4,265,637	21.3	46,922,007	45.1	$11.00

Total	20,052,553	100%	$104,101,967	100%

(1)	Excludes 60,000 shares of restricted stock to be granted to certain directors in connection with this offering, 100,000 shares of restricted stock to be granted to certain of our executive officers and other employees in connection with this offering 15,570 shares of common stock issued upon the exercise of options by a selling stockholder in December 2010 and 28,435 shares of common stock to be issued upon the exercise of existing stock options by a selling stockholder in this offering.

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 14,052,553, or 70.1% of the total number of shares of our common stock to be outstanding after the offering, and will increase the number of shares held by new investors to 6,000,000, or 29.9%, of the total number of shares of our common stock to be outstanding after the offering. If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to 65.6% of the total number of shares of our common stock outstanding after the offering, and the number of shares of our common stock held by new investors will increase to 6,900,000, or 34.4%, of the total shares of our common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the total consideration paid by new investors and all stockholders by $4.0 million.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock (i) immediately prior to and (ii) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers;

•	all members of our board of directors and our named executive officers as a group; and

•	the selling stockholders.

For further information regarding material transactions between us and our selling stockholders, see “Certain Relationships and Related Person Transactions.”

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 15,991,102 shares of common stock outstanding after giving effect to (i) the conversion of our outstanding Class A common stock into common stock on a one for one basis prior to the consummation of this offering; (ii) the redemption of our outstanding redeemable preferred stock using the proceeds of this offering; (iii) a 5.25 for 1 stock split of our common stock prior to the consummation of this offering; and (iv) 20,256,739 shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the over-allotment option, or 20,271,494 shares, assuming full exercise of the over-allotment option. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is Fortegra Financial Corporation, 100 West Bay Street, Jacksonville, FL 32202.

						Shares Beneficially Owned
						After this Offering
	Shares Beneficially					Assuming Full Exercise of
	Owned Before this			Shares Beneficially Owned		the Option to Purchase
	Offering			After this Offering		Additional Shares
	Number of		Shares	Number of		Number of
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage	Shares	Percentage

5% Stockholders:
Summit Partners(1)	13,987,447	87.5%	1,548,675	12,438,772	61.4%	11,635,129	57.4%
Named Executive Officers, Directors and Director Nominees:
Richard S. Kahlbaugh(2)	528,870	3.2%	—	528,870	2.5%	528,870	2.5%
Walter P. Mascherin(3)	23,906	*	—	23,906	*	23,906	*
Michael Vrban(4)	73,912	*	—	73,912	*	73,912	*
W. Dale Bullard(5)	706,053	4.3%	36,594	669,549	3.2%	650,470	3.1%
Robert S. Fullington(6)	782,217	4.7%	28,435	753,782	3.6%	739,027	3.5%
Daniel A. Reppert(7)	65,089	*	—	65,089	*	65,089	*
John R. Carroll(8)	—	*	—	—	*	—	*
J.J. Kardwell(9)	—	*	—	—	*	—	*
Alfred R. Berkeley, III	15,000	*	—	15,000	*	15,000	*
Francis M. Colalucci	15,000	*	—	15,000	*	15,000	*
Frank P. Filipps	15,000	*	—	15,000	*	15,000	*
Ted W. Rollins	15,000	*	—	15,000	*	15,000	*
All named executive officers, directors and director nominees as a group (12 persons)	2,240,047	12.6%	65,029	2,175,018	9.9%	2,141,274	9.7%
Other Selling Stockholders:
Hamil Investments, LLC(10)	422,594	2.6%	46,739	375,855	1.9%	351,601	1.7%
Prince Rental & Leasing Systems, Inc.(11)	385,602	2.4%	42,648	342,945	1.7%	320,823	1.6%
Barney A. Smith, Jr.(12)	282,744	1.8%	31,272	251,742	1.2%	235,244	1.2%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Includes 8,080,540 shares held by Summit Partners Private Equity Fund VII-A, L.P., 4,853,301 shares held by Summit Partners Private Equity Fund VII-B, L.P., 665,383 shares held by Summit Subordinated Debt Fund III-A, L.P., 346,614 shares held by Summit Subordinated Debt Fund III-B, L.P. and 41,609 shares held by Summit Investors VI, L.P. (such entities are collectively referred to as “Summit Partners”).

In connection with this offering, Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Subordinated Debt Fund III-A, L.P., Summit Subordinated Debt Fund III-B, L.P. and Summit Investors VI, L.P. are selling 894,669, 537,352, 73,670, 38,377 and 4,607 shares of our common stock, respectively. Assuming full exercise of the underwriters’ option to purchase additional shares, Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Subordinated Debt Fund III-A, L.P., Summit Subordinated Debt Fund III-B, L.P. and Summit Investors VI, L.P. will sell an additional 464,264, 278,844, 38,229, 19,915 and 2,391 shares of our common stock, respectively.

footnotes continued on following page

Summit Partners, L.P. is (i) managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P., (ii) the managing member of Summit Partners SD III, LLC, which is the general partner of Summit Partners SD III, L.P., which is the general partner of Summit Subordinated Debt Fund III-A, L.P. and Subordinated Debt Fund III-B, L.P. and (iii) the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of Summit Investors VI, L.P. Summit Partners, L.P., through a two-person investment committee, currently composed of Martin J. Mannion and Bruce R. Evans, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116. Entities affiliated with Summit Partners hold private equity investments in one or more broker-dealers, and as a result Summit Partners is an affiliate of a broker- dealer. However, Summit Partners acquired the securities to be sold in this offering in the ordinary course of business for investment for its own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.

(2)	Includes 506,211 shares that are subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and 8,816 held by us for his benefit.

(3)	Includes 23,906 shares that are subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(4)	Includes 55,791 shares that are subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and 2,625 shares of common stock held by Mr. Vrban’s wife.

(5)	Includes 491,625 shares prior to the offering that are subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus, 2,625 shares of common stock held by Mr. Bullard’s wife and 33,656 shares held by us for his benefit.

(6)	Includes 690,359 shares prior to the offering that are subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus, 15,750 shares of common stock held by Robert S. Fullington Granter Retained Annuity Trust, 15,750 shares of common stock held by the Robert S. Fullington GRAT II and 2,107 shares held by us for his benefit. If the over-allotment is exercised in full, Mr. Fullington will exercise options for 14,755 shares of common stock to sell in the offering.

(7)	Includes 55,791 shares that are subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(8)	Excludes shares held by Summit Partners. Mr. Carroll is a member of the general partner of Summit Partners L.P. and as a result may be deemed to beneficially own the shares owned by Summit Partners. Mr. Carroll disclaims ownership of the shares held by Summit Partners, except to the extent of his pecuniary interest therein.

(9)	Excludes shares held by Summit Partners. Mr. Kardwell is a principal of Summit Partners L.P. and as a result may be deemed to beneficially own the shares owned by Summit Partners. Mr. Kardwell disclaims ownership of the shares held by Summit Partners, except to the extent of his pecuniary interest therein.

(10)	Kenneth N. Hamil is the managing partner of Hamil Investments, LLC and has sole voting and dispositive power over the shares. The address for this entity is 112 Annapolis Lane, Ponta Vedra Beach, FL 32082.

(11)	John Prince is the President of Prince Rental & Leasing Systems, Inc. and has sole voting and dispositive power over the shares. The address for this entity is 1410 U.S. Highway 82 West, Tifton, GA 31793.

(12)	The address for the selling stockholder is 4634 Carlton Dunes Drive, #12, Amelia Island, FL 32034.

     To review the preliminary prospectus included in Amendment No. 6 to the Registration Statement, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://sec.gov/Archives/edgar/data/1495925/000095012310114091/b81561a6sv1za.htm
     OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001495925.
     FORTEGRA FINANCIAL CORPORATION (“FORTEGRA”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS FORTEGRA HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, PIPER JAFFRAY & CO. OR SUNTRUST ROBINSON HUMPHREY, INC. WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING PIPER JAFFRAY & CO. TOLL FREE AT 1-800-747-3924 OR SUNTRUST ROBINSON HUMPHREY, INC. AT 1-404-926-5744.